

January 21, 2015

Via E-mail
Mr. Thomas J. Madden
Chief Financial and Accounting Officer
PFSweb, Inc.
505 Millennium Drive
Allen, Texas 75013

> **Re: PFSweb, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-28275**

Dear Mr. Madden:

We have reviewed your letter dated December 23, 2014 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 17, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies

Revenue and Cost Recognition, page 41

1.   We note your response to our prior comment 2 where you state the difference between the average performance period and the average original contractual term is approximately one year. Please confirm which period is longer. In addition, please provide us with the following for fiscal 2012 and 2013 and the nine-month period ending September 30, 2014:

- quantify the average original contractual term used for each period as compared to the average performance period noted from your analysis;

- quantify the net effect on net income (loss) of the difference in set-up fee revenues and expenses for each period based on the use of the average original contractual period as opposed to the average performance period noted from your analysis;

- tell us why you believe it is appropriate to disclose in future filings that set-up and integration revenues and related costs are deferred over the average performance period when you are using the average original contractual term; and

- considering the set-up services include certain technology infrastructure and development efforts to build the solution and integrate the company's systems with the client's system, further explain how technological changes impact a customer's benefit period and whether the customer must incur any additional set-up fees subsequent to technological changes or when a contract is renewed in order to continue use of the on-going integrated solution.

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief